February 19, 2025

Alvaro Quintana Cardona
Chief Financial Officer
iQSTEL Inc
300 Aragon Avenue, Suite 375
Coral Gables, FL 33134

       Re: iQSTEL Inc
           Form 10-K for the Year Ended December 31, 2023
           Response dated February 18, 2025
           FIle No. 000-55984
Dear Alvaro Quintana Cardona:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Technology